Exhibit (12)(b)
WACHOVIA CORPORATION AND SUBSIDIARIES
COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

		Nine
		Months
		Ended
		September 30,		Years Ended December 31,
(In millions)		2006		2005	2004	2003	2002	2001

EXCLUDING INTEREST ON DEPOSITS
Pretax income from continuing operations		$8,175		9,462	7,633	6,080	4,667	2,293
Fixed charges, excluding preferred stock dividends and capitalized interest		5,383		4,971	2,701	2,309	2,414	3,734

Earnings	(A)	$13,558		14,433	10,334	8,389	7,081	6,027

Interest, excluding interest on deposits		$5,171		4,711	2,474	2,113	2,247	3,581
One-third of rents		212		260	227	196	167	153
Preferred stock dividends		—		—	—	5	19	6
Capitalized interest		—		—	—	—	—	—

Fixed charges (a)	(B)	$5,383		4,971	2,701	2,314	2,433	3,740

Consolidated ratios of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	(A)/(B)	2.52	X	2.90	3.83	3.63	2.91	1.61

INCLUDING INTEREST ON DEPOSITS
Pretax income from continuing operations		$8,175		9,462	7,633	6,080	4,667	2,293
Fixed charges, excluding preferred stock dividends and capitalized interest		11,435		10,268	5,554	4,669	5,844	8,478

Earnings	(C)	$19,610		19,730	13,187	10,749	10,511	10,771

Interest, including interest on deposits		$11,223		10,008	5,327	4,473	5,677	8,325
One-third of rents		212		260	227	196	167	153
Preferred stock dividends		—		—	—	5	19	6
Capitalized interest		—		—	—	—	—	—

Fixed charges (a)	(D)	$11,435		10,268	5,554	4,674	5,863	8,484

Consolidated ratios of earnings to fixed charges and preferred stock dividends, including interest on deposits	(C)/(D)	1.71	X	1.92	2.37	2.30	1.79	1.27

(a) The amount of fixed charges do not include other obligations which exist under Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.